                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 5 )*
                                          ---

                                 Datakey, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   237909106
           --------------------------------------------------------
                                 (CUSIP Number)

                           Bruce C. Lueck, President
                       Okabena Investment Services, Inc.
                              5140 Norwest Center
              90 South Seventh Street, Minneapolis, MN 55402-4139
                                  (612)339-7151
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                   May 6, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                              Page 1 of  6  Pages
                                        ---

CUSIP No. 237909106                  13D
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Okabena Partnership K, a Minnesota general partnership   41-1642281
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Minnesota
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power      187,600 shares
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power        -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power        -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power      187,000 shares
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     187,600 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
[  ]  N/A
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                    6.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------

                           Page   2  of  6  Pages
                                 ---    ---

CUSIP No. 237909106                   13D
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

       Kohler Capital Management, Inc., a Minnesota corporation    41-1889625
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
        N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                            [  ]
        N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
        Minnesota
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting        -0-
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting      -0-
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive   -0-
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive  187,600 shares
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
      187,600 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
[  ]  N/A
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
            6.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------

                           Page   3  of  6  Pages
                                 ---    ---

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 5 (the "Amendment") is filed with respect to the common stock of Datakey, Inc. (the "Issuer") and amends the original Schedule 13D filed by Okabena Partnership K ("Partnership K") on October 9, 1991, Amendment No. 1 on November 21, 1991, Amendment No. 2 on April 12, 1993, Amendment No. 3 on June 19, 1996, and Amendment No. 4 filed on November 21, 1997.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) See Schedule 13D cover page, rows (7) through (11) inclusive and (13). In a filing with the Securities and Exchange Commission, the Issuer indicates that as of May 4, 1998, it had 2,909,735 shares outstanding.

         (c) The following open-market sales were made by Okabena Partnership K since the most recent Amendment to Schedule 13D reporting a transaction.


       Date of Sale            Number of Shares Sold          Price Per Share
       ------------            ---------------------          ---------------

         4/13/98                      25,000                      $6.00
         5/6/98                       30,000                       4.875


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A: A copy of the written agreement relating to the filing of a joint statement as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.


                           Page   4  of  6  Pages
                                 ---    ---

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 1998                  OKABENA PARTNERSHIP K
                                    By: Okabena Investment Services, Inc.
                                        Its Managing Partner

                                    By:  /s/ Bruce C. Lueck
                                       ----------------------------------------
                                         Bruce C. Lueck, President


Date: May 13, 1998                  KOHLER CAPITAL MANAGEMENT, INC.

                                    By:  /s/ Gary S. Kohler
                                       ----------------------------------------
                                          Gary S. Kohler, President


                           Page   5  of  6  Pages
                                 ---    ---

                               EXHIBIT A

                        JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that this Amendment to Schedule 13D dated May 13, 1998, relating to Datakey, Inc. shall be filed jointly on behalf of each of the undersigned and that this Agreement may be included as an Exhibit to such joint filing.

Date: May 13, 1998                  OKABENA PARTNERSHIP K
                                    By: Okabena Investment Services, Inc.
                                        Its Managing Partner

                                    By:  /s/ Bruce C. Lueck
                                       ----------------------------------------
                                         Bruce C. Lueck, President


Date: May 13, 1998                  KOHLER CAPITAL MANAGEMENT, INC.

                                    By:  /s/ Gary S. Kohler
                                       ----------------------------------------
                                          Gary S. Kohler, President



                           Page   6  of  6  Pages
                                 ---    ---